Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Skechers U.S.A., Inc.:

We consent to the incorporation by reference in the registration statement (Nos. 333-87011, 333-87009, 333-71114, 333-135049 and 333-147095) on Form S-8 of Skechers U.S.A., Inc. of our reports dated March 1, 2013, with respect to the consolidated balance sheets of Skechers U.S.A., Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10-K of Skechers U.S.A., Inc.

/s/ KPMG LLP

Los Angeles, California

March 1, 2013